EXHIBIT 2
CONSENT OF GLJ PETROLEUM CONSULTANTS LTD.
We hereby consent to the reference to us in this Annual Report on Form 40-F of Pengrowth Energy Trust and all other references to my name included or incorporated by reference in: (i) Pengrowth Energy Trust’s Annual Report on Form 40-F for the year ended December 31, 2009, (ii) the Registration Statement on Form F-3 (File No. 333-143810) and (iii) the Registration Statement on Form F-10 (File No. 333-158580), each filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, or the Securities Act of 1933, as amended as applicable.

Date: March 8, 2010
Calgary, Alberta	/s/ Doug R. Sutton GLJ Petroleum Consultants Ltd.